SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 November 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature )*

Date 21 November 2006

* Print the name and title of the signing officer under his signature.

Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 21 November 2006

ANZ acquires 19.9% interest in Shanghai Rural Commercial Bank for US$252 million

ANZ today announced it had reached agreement to pay US$252 million (A$328 million) to acquire a 19.9% stake in China’s Shanghai Rural Commercial Bank.

ANZ Chief Executive Officer, Mr John McFarlane said the investment was a significant step in ANZ’s Asian growth strategy.

“This strategic partnership provides the opportunity to play a role in one of the fastest growing banking markets in the world.  It combines ANZ’s expertise in risk management and retail and small business banking with Shanghai Rural Commercial Bank’s franchise and knowledge in Shanghai’s retail and small to medium enterprise market.

“After three years of business cooperation, ANZ and Shanghai Rural Commercial Bank have established a close relationship which provides an excellent foundation for future success, Mr McFarlane said.

Shanghai Rural Commercial Bank (SRCB), formerly known as the Shanghai Rural Credit Co-Operatives Union, is the largest rural commercial bank in China and 17th largest bank by assets in China.  SRCB was incorporated as a rural commercial bank in 2005 and operates 330 branches, over 380 ATMs and has 5,000 staff across Shanghai.  SRCB has approximately 2.5 million retail customers with total assets of RMB137 billion (US$17 billion) as at 30 June 2006.

The Share Subscription Agreement and other related transaction agreements were signed in Shanghai today by ANZ Chairman Mr Charles Goode and Chief Executive Officer Mr John McFarlane and SRCB Chairman Mr Li Xiu Lun and President Mr Hou Fu Ning.  Today’s signing coincides with a meeting this week of the ANZ Board in Shanghai.

As part of the partnership, ANZ will provide technical assistance to SRCB which will focus on risk management, retail banking, small business banking, financial markets, international trade, human resources, finance, operations and information technology.  This includes a specific program of technical assistance over the next three years which ANZ will support through a US$5 million Technical Support Fund.

ANZ will have two representatives on SRCB’s Board of Directors and will contribute management resources.

SRCB Chairman Mr Li Xiu Lun said the partnership was well-timed to maximise the opportunities created by the increasing reform and liberalization of the Chinese financial services industry, as well as the continuing strong economic prospects of Shanghai.

“SRCB will, by introducing ANZ as a strategic partner, leverage the expertise of a leading international financial institution in a wide range of relevant areas to support SRCB to become a leading retail bank in Shanghai,” Mr Li said.

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Shanghai is China’s leading commercial and financial centre with a population of more than 17.4 million people (2004). Official GDP was US$133.4 billion in 2005, accounting for 5.0 per cent of total Chinese GDP.

ANZ has been operating in China for 20 years, having been the first Australian bank to open a representative office in 1986, in Beijing.  ANZ has operated a fully licensed foreign bank branch in Shanghai since 1993, upgraded its Beijing representative office to a branch in 1997 and re-opened its Guangzhou representative office earlier this year.

The strategic partnership between ANZ and SRCB is subject to approval by Chinese regulators including the Shanghai Government and the China Banking Regulatory Commission.  Regulatory approvals are expected to be complete in the first half of the 2007 calendar year.

For media enquiries contact:	For analyst enquiries contact:

Mairi Barton Senior Manager, Media Relations Tel: 03-9273 6190 or 0409 655 551 Email: bartonm4@anz.com	Stephen Higgins Head of Investor Relations Tel: +61-3-9273 4185 or +61-417-379 170 Email: higgins@anz.com

Shanghai Rural Commercial Bank Australia and New Zealand Banking Group Limited 21 November 2006

ANZ agrees to acquire 19.9% shareholding in China’s Shanghai Rural Commercial Bank (“SRCB”) ANZ and Shanghai Rural Commercial Bank have agreed to enter into a strategic long-term partnership ANZ has agreed to acquire 19.9% of SRCB for approximately US$252m, subject to regulatory approval SRCB is an attractive bank Shanghai is China’s commercial and financial centre with 17 million people SRCB is China’s largest rural commercial bank and ranked 7th in Shanghai in terms of market share SRCB has 2.5 million customers, operates 330 branches and over 380 ATMs and employs over 5,000 staff Reported Non Performing Loans to Gross Lending Assets reduced to3% at June 2006 ANZ and SRCB have agreed the key areas for cooperation ANZ will provide technical resources and access to its intellectual property Primary focus will be on Risk Management, SME Lending and Retail Banking The partners will work closely together, with ANZ contributing two Board Directors, management and project resources The cooperation will be supported by a US$5m “Technical Support Fund” to finance resources and skill building programs The partnership with SRCB adds to ANZ’s growing portfolio of retail partnerships, both in China and across Asia, including Indonesia, the Philippines, Vietnam and Cambodia.

ANZ's investment provides opportunity to share in China's significant retail & SME banking growth

Significant Retail Banking opportunities

- Large population
- Strong, sustained economic growth
- Ongoing bank deregulation
- Increased consumer activity
- Ongoing restrictions on market access/competitive environment

Re-positioning economy to SME/ Retail focus is key opportunity

- National and provincial economy being re-positioned to SME/Retail focus
- Strong asset and deposit growth
- Banking penetration close to lowest in Asia – significant growth opportunity

China's strong economic growth forecast to continue[1]
(real GDP growth)


12%
10%
8%
6%
4%
2%
0%
2003
2004
2005
2006(f)
2007(f)
2008(f)
China
Aust
NZ
US
Eurozone
Other East Asia

Significant growth in retail banking revenues forecast ($m)[2]


CAGR
Mortgages
8,336
1,400
20%
Auto Loans
5,372
570
25%
Credit Cards
5,090
68
54%
Other Personal Credit
6,961
687
26%
Deposit Taking
14,733
12,031
2%
2003
2013 (f)

ANZ

1. Economics@ANZ
2. McKinsey & Co.

3

SRCBs focus on Retail and SME banking in Shanghai provides significant opportunity Business overview Licensed as a bank mid 2005, currently restricted to Shanghai region Amalgamation of 234 credit unions China’s largest rural commercial bank, 7th largest bank in Shanghai by market share 330 branches, over 380 ATMs and 5,000 staff Performance Strong underlying earnings – FY05 Lending growth 19%, Deposit growth 11% Resolution of legacy NPLs has impacted reported earnings, NPLs at 3%* in Jun-06 Capital position strong - Capital Adequacy Ratio 8.1% at Dec-05 Technical assistance/value-add ANZ to hold 2 (of 19) board positions and a number of managerial positions Joint Technical Support Board to be established to plan and implement IP transfer programs *as a % of gross lending assets, based on reported figures, 5-risk grade system SRCB is well represented in both central and suburban Shanghai (Branch & Sub Branch locations)Central Shanghai

Evolution of SRCB and key milestones 1951 First credit union within Shanghai Rural Credit Co-operatives Unioncommenced operations 2001 14 Credit Unions united and creation of Head Office 2003 Relationship with ANZ commenced, signing of Letter of Intent, MOU and Cooperation Agreement 2005 Licensed as Shanghai Rural Commercial Bank 2004 1 ‘Municipal’ Credit Cooperative, 14 ‘Regional’ Credit Cooperatives, 234 ‘Rural’ Credit Cooperatives created New management team installed ANZ cooperation commenced focused on risk management, including credit lending practices & credit risk modelling

Indonesia Cambodia Philippines Vietnam 1973 ANZ entered country 2004 1990 1993 1986 Partnership began 1999 2004 2003 2005 19992005 Investment size A$232m A$16m A$14m A$41m A$6m1 A$159m ANZ stake 30% 55% 40% 10% 85%1 20% Partnership type Banking Banking Cards Banking CardsBanking Key business metrics1 Current value A$546m2 n.a. n.a. A$96m2 n.a.1 n.a. Panin BankANZ PaninBusiness contained within joint-venture bank ANZ Panin; 85% acquired in 1993 for A$93m As at 3rd November 2006 275 branches 9,800 ATMs & ATM alliances 4 ANZ staff7 branches 51 ATM 7 ANZ staff 137 local staff127 branches 56 ATMs 3 ANZ staff318,000 cards 1 branch 87 local staff 840 contractors180 branches 90 ATMs 6 ANZ staff667,000 cards 2 ANZ staff 476 local staff 158 contractors SRCB accelerates ANZ’s existing portfolio of Asian retail investments China 2006 A$328m 19.9% Banking n.a. 330 branches 380 ATMs up to 8 ANZ staff

Update on foreign partnership with Chinese banks

Actual and Prospective China/Foreign Bank Partnerships
– by 2004 total assets[1]


US$m
0
20,000
40,000
60,000
80,000
China Merchants
Shanghai Pudong
Minsheng
Everbright
CITIC
Guangdong Dev'l
Hua Xia
Fujian Industrial
Bank of Shanghai
Bank of Beijing
Shenzhen Dev'l
Shanghai RCB
Shenzhen CCB
Tianjin CCB
Hangzhou
Ningbo
Dalian
Dongguan
Nanjing
Changsha
Xi'an
Chengdu
Chongqiong
Jinan
Urumqi
Suzhou
HRCOU
citi
TEMASEK HOLDINGS
IFC
citi
IFC
IFC
IFC
ANZ
ANZ
OCBC
BNP PARIBAS
IFC
Scotiabank
IFC
IFC
ANZ

China's Big 4 Banks	Foreign Ownership	
China Construction Bank	Bank of America	8.5%
	TEMASEK HOLDINGS	6.0%
Bank of Communications		19.9%
Bank of China		9.6%
		2.0%
		3.0%
	TEMASEK HOLDINGS	4.8%
	UBS	1.5%
	ADB	0.2%
Industrial and Commercial Bank of China	Goldman Sachs, Allianz	10.0%

Bankscope, S&P China top 50 Banks

7

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.comor contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4899 e-mail: higgins@anz.com